Exhibit 99.1

China Yuchai International Announces 169.6% Increase in

Unaudited 2017 First Quarter Earnings Per Share

SINGAPORE, Singapore – May 9, 2017 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2017. The financial information presented herein for 2017 and 2016 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the First Quarter of 2017

•	Net revenue increased by 34.9% to RMB 4.6 billion (US$ 660.9 million) compared with RMB 3.4 billion in the first quarter of 2016;

•	Gross profit rose by 52.3% to RMB 920.7 million (US$ 133.4 million), with an increase in gross margin to 20.2% compared with RMB 604.3 million and a gross margin of 17.9% in the first quarter of 2016;

•	Operating profit increased by 134.4% to RMB 430.8 million (US$ 62.4 million) compared with RMB 183.8 million in the same quarter of 2016;

•	Net earnings attributable to China Yuchai’s shareholders increased by 179.2% to RMB 249.0 million (US$ 36.1 million) from RMB 89.2 million in the first quarter of 2016;

•	Earnings per share were RMB 6.12 (US$ 0.89) compared with RMB 2.27 in the first quarter of 2016;

•	The total number of engines sold increased by 32.2% to 120,010 units compared with 90,771 units in the first quarter of 2016.

Net revenue for the first quarter of 2017 increased by 34.9% to RMB 4.6 billion (US$ 660.9 million) compared with RMB 3.4 billion in the first quarter of 2016.

The total number of engines sold by GYMCL in the first quarter of 2017 increased by 32.2% to 120,010 units compared with 90,771 units in the same quarter a year ago. According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in the first quarter of 2017, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 26.4%. The market was led by a 32.7% increase in truck sales with heavy-duty truck sales climbing 93.0%. The bus market continued to be weak showing decreasing sales in every size category led by a 39.5% decline in medium-duty bus sales.

Gross profit increased by 52.3% to RMB 920.7 million (US$ 133.4 million) compared with RMB 604.3 million in the same quarter of 2016. Gross margin rose to 20.2% in the first quarter of 2017 compared with 17.9% in the same quarter of 2016. The gross profit increase was mainly attributable to higher sales and better product mix.

Other operating income was RMB 39.6 million (US$ 5.7 million) compared with RMB 23.3 million in the same quarter of 2016. The increase was due to higher interest income and higher gains on foreign exchange revaluation in the first quarter of 2017 as compared to the same quarter of 2016.

Research and development (“R&D”) expenses increased by 25.1% to RMB 124.6 million (US$ 18.1 million) from RMB 99.6 million in the same quarter of 2016. As a percentage of net revenue, R&D spending was 2.7% compared with 2.9% in the same quarter of 2016. R&D expenses continued to reflect development and testing costs of new engines meeting higher emission standards and GYMCL’s continued initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses increased by 17.6% to RMB 404.9 million (US$ 58.7 million) from RMB 344.1 million in the first quarter of 2016. SG&A expenses represented 8.9% of net revenue compared with 10.2% in the first quarter of 2016. The increase in SG&A expenses was primarily related to higher freight usage and warranty expenses due to higher sales.

Operating profit increased by 134.4% to RMB 430.8 million (US$ 62.4 million) from RMB 183.8 million in the first quarter of 2016. The operating margin was 9.4% compared with 5.4% in the same period of 2016.

Finance costs decreased by 7.7% to RMB 26.8 million (US$ 3.9 million) from RMB 29.0 million in the same quarter of 2016. Lower finance costs mainly resulted from reduced bank loans and borrowings. Bank borrowings were RMB 1.4 billion (US$ 198.7 million) compared with RMB 2.6 billion in the same period in 2016.

Total net profit attributable to China Yuchai’s shareholders was RMB 249.0 million (US$ 36.1 million), or earnings per share of RMB 6.12 (US$ 0.89), compared with RMB 89.2 million, or earnings per share of RMB 2.27 in the same quarter in 2016.

Earnings per share in the first quarter of 2017 was based on a weighted average of 40,712,100 shares compared with 39,298,340 shares in the same period in 2016. In June 2016, 1,413,760 new shares were issued to shareholders who elected to receive shares in lieu of dividend in cash.

Balance Sheet Highlights as at March 31, 2017

•	Cash and bank balances were RMB 4.2 billion (US$ 614.8 million) compared with RMB 4.1 billion at the end of 2016;

•	Trade and bills receivables were RMB 8.7 billion (US$ 1.3 billion) compared with RMB 7.1 billion at the end of 2016;

•	Inventories were RMB 1.8 billion (US$ 260.8 million) compared with RMB 1.7 billion at the end of 2016;

•	Short- and long-term bank borrowings were RMB 1.4 billion (US$ 198.7 million) compared with RMB 910.4 million at the end of 2016;

•	Trade and bills payables were RMB 5.6 billion (US$ 812.3 million) compared with RMB 4.7 billion at the end of 2016.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our commitment to the development of better quality engines for the on- and off-road markets has paid off. We are excited to report robust first quarter results evidenced by strong top- line growth, better margins, higher earnings and increased return on invested capital.”

“The commercial vehicle engine business is an important leading indicator of China’s economic growth. We are experiencing the positive effects of renewed economic growth, the impact from the anti-overloading crackdown, and increased infrastructure spending which is driving sales of new vehicles,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8993= US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2017. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2017 or at any other date.

Unaudited First Quarter 2017 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on May 9, 2017. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas Phung, Chief Financial Officer of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 12463418 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-646-726-6511

Email: cyd@bluefocus.com

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